FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2009
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number 1-12317
A. Full title of the plan and the address of the plan, if different from that of the issuer named below
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
National Oilwell Varco, Inc.
7909 Parkwood Circle Dr.
Houston, Texas 77036

REQUIRED INFORMATION
The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits — December 31, 2009 and 2008

(c)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2009; and

(d)	Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008, and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 25, 2010

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Cash	$—	$3,228,029
Receivables:
Employer contributions	26,272	—
Participant contributions	20,328	—
Sales not yet settled	497,576	1,316,506
Accrued income	3,191	37,428

Total receivables	547,367	1,353,934
Investments, at fair value	680,443,281	432,105,186

Total assets	680,990,648	436,687,149

Liabilities

Purchases not yet settled	177,954	3,175,307
Administrative fees payable	114,506	52,725

Total liabilities	292,460	3,228,032

Net assets reflecting investments at fair value	680,698,188	433,459,117
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,966,879)	1,274,565

Net assets available for benefits	$674,731,309	$434,733,682

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions:
Employer contributions	$44,052,038
Participant contributions	42,178,349
Participant rollovers	1,956,581
Investment income	15,484,400
Net appreciation in fair value of investments	125,457,990

Total additions	229,129,358

Deductions:
Benefits paid to participants	65,792,572
Corrective distributions	37,890
Administrative expenses	889,240

Total deductions	66,719,702

Transfers from qualified plans	77,587,971

Net increase	239,997,627

Net assets available for benefits at:
Beginning of year	434,733,682

End of year	$674,731,309

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of Plan
The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.
General
The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Mergers
The following plans merged and transferred net assets into the Plan as follows:

			Amount of
	Effective Date	Date of Asset	Net Assets
Plan Name	of Merger	Transfer	Transferred

Grant Prideco, Inc. 401(k) Savings Plan	December 31, 2008(1)	January 1, 2009	$50,550,182
Reed Hourly Thrift Plan	December 31, 2008(1)	January 1, 2009	3,503,823
Fiber Glass Systems 401(k) Plan	December 31, 2008(1)	January 9, 2009	17,061,972
Mid-South Machine, Inc. 401(k) Profit Sharing Plan and Trust	July 1, 2009	July 1, 2009	598,277
ASEP America Inc. 401(k) Profit Sharing Plan and Trust	July 20, 2009	July 20, 2009	1,726,347
Dynamic Drilling Fluids LLP 401(k) Plan	August 1, 2009	August 3, 2009	935,616
Spirit Drilling Fluids GP, LLC 401(k) Plan	August 1, 2009	August 3, 2009	3,142,788
Anson Flowline Equipment, Inc. 401(k) Plan	August 4, 2009	August 4, 2009	68,966

			$77,587,971

(1)	Effective at the stroke of midnight.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. After-tax contributions may be made at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. For the year ended December 31, 2009, the Company contributed $23,964,600 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions. Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.
Vesting
Participants are immediately vested in their participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.
Participant Loans
The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus 1% through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2.	Summary of Accounting Policies (continued)
In accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly Financial Accounting Standards Board (FASB) Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as (ASC) Topic 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC Topic 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC Topic 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2.	Summary of Accounting Policies (continued)
Risks and Uncertainties
The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at December 31, 2009 or 2008 are as follows:

	December 31,
	2009	2008
National Oilwell Varco, Inc. Company Stock	$95,596,688	$47,265,787
PIMCO Total Return Fund	82,617,990	56,107,879
Oakmark International Fund	63,023,237	32,486,629
Growth Fund of America R5	59,276,704	35,313,175
Fixed Income Fund D	49,063,692	49,805,628
Davis New York Venture Fund	48,304,926	25,641,992
Fixed Income Fund E	45,697,448	35,219,208
Fixed Income Fund A	45,029,255	22,702,143
Vanguard Mid Cap Index Fund	38,915,792	19,244,869
Van Kampen Growth & Income Fund	35,299,139	24,011,423
Short-Term Investment Fund	15,529,329	27,919,041

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stocks	$44,977,040
Mutual funds	80,480,950

Net appreciation	$125,457,990

4. Fair Value Measurements
Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the plan at year end.
Common/collective trust funds: Valued at the NAV of shares held by the Plan at year end. The NAV is based on the fair value of the underlying investments held by the fund.
Participant loans: Valued at amortized cost, which approximates fair value.
Wrapper contracts: Valued at the present value of the difference between fees being paid for the wrappers and future fees that would be paid for a similar market based wrapper.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$95,596,688	$—	$—	$95,596,688

Common/collective trust funds:
Fixed income funds	—	163,292,286	—	163,292,286
Short term investment funds	—	15,529,329	—	15,529,329

Total Common/collective trust funds	—	178,821,615	—	178,821,615

Mutual funds:
Large growth	59,276,704	—	—	59,276,704
Large blend	48,304,926	—	—	48,304,926
Large value	35,299,139	—	—	35,299,139
Mid-cap blend	38,915,792	—	—	38,915,792
Small growth	11,499,408	—	—	11,499,408
Small value	15,856,578	—	—	15,856,578
Inflation-protected bond	11,307,285	—	—	11,307,285
Intermediate-term bond	82,617,990	—	—	82,617,990
Foreign large blend	8,001,306	—	—	8,001,306
Foreign large value	63,023,237	—	—	63,023,237
Money market	4,382,317	—	—	4,382,317

Total mutual funds	378,484,682	—	—	378,484,682

Wrapper contracts	—	—	93,562	93,562
Loans to participants	—	—	27,072,927	27,072,927
Other assets	373,807	—	—	373,807

Total assets at fair value	$474,455,177	$178,821,615	$27,166,489	$680,443,281

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$47,377,623	$—	$—	$47,377,623
Common/collective trust funds	—	145,385,469	—	145,385,469
Mutual funds	219,058,583	—	—	219,058,583
Wrapper contracts	—	—	121,335	121,335
Loans to participants	—	—	20,162,176	20,162,176

Total assets at fair value	$266,436,206	$145,385,469	$20,283,511	$432,105,186

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements (continued)
Level 3 Gains and Losses
The following table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Loans to	Wrapper
	Participants	Contracts
Balance, beginning of year	$20,162,176	$121,335
Purchases, sales, issuances and settlements (net)	6,910,751	—
Unrealized losses	—	(27,773)

Balance, end of year	$27,072,927	$93,562

5. Investment Contracts
The Plan offers an investment called the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income securities that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income securities and the wrapper contracts.
In a synthetic GIC structure, the Plan makes investments in fixed income securities. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
5.	Investment Contracts (continued)
The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.
Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers, and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The average yield earned by the Plan for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 was 3.58% and 4.45%, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the years ended December 31, 2009 and 2008 was 4.71% and 4.48%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different than the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material, and adverse changes to the provisions of the Plan. If one of these events was to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
6. Related-Party Transactions
Certain investments of the Plan are managed by Wachovia Bank, who was acquired by Wells Fargo Bank. Wachovia Bank is the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
7. Income Tax Status
The Plan has received a determination letter from the IRS dated August 19, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan as amended is qualified and the related trust is tax-exempt.
8. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$674,731,309	$434,733,682
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	5,966,879	(1,274,565)

Net assets available for benefits per the Form 5500	$680,698,188	$433,459,117

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
8.	Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2009, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$239,997,627
Adjustment to fair value from contract value for fully benefit-responsive investment contracts at December 31, 2009	5,966,879
Adjustment to fair value from contract value for fully benefit-responsive investment contracts at December 31, 2008	1,274,565

Net increase in net assets available for benefits per Form 5500	$247,239,071

9. Subsequent Event
Effective January 1, 2010, the Plan was amended to provide for automatic enrollment and employee payroll deductions of 4% of an eligible employee’s compensation as soon as practicable following 60 days of employment.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
December 31, 2009
EIN: 76-0488987     Plan #001

Identity of Issue,
Borrower, Lessor,		Current
or Similar Party	Description of Investment	Value

*National Oilwell Varco, Inc.	2,168,217 shares of common stock	$95,596,688
Weatherford International Ltd.	3,138 shares of common stock	51,942
Allianz Global Investors	Allianz NFJ Small Cap Value Fund	15,856,578
American Funds	Growth Fund of America R5	59,276,704
Davis Funds	Davis New York Venture Fund	48,304,926
Evergreen Investments	Evergreen Money Market Fund	4,382,317
Oakmark Funds	Oakmark International Fund	63,023,237
PIMCO Funds	PIMCO Total Return Fund	82,617,990
Van Kampen Funds	Van Kampen Growth & Income Fund	35,299,139
Vanguard	Vanguard Small Cap Growth Index Fund	11,499,408
Vanguard	Vanguard Mid Cap Index Fund	38,915,792
Vanguard	Vanguard Inflation Protected Securities Fund	11,307,285
Vanguard	Vanguard FTSE All World Inv	8,001,306
*Wells Fargo	Fixed Income Fund A	45,029,255
ING Life Insurance & Annuity	Wrapper Contract #MCA-60258, 5.68%	44,053
*Wells Fargo	Fixed Income Fund D	49,063,692
JP Morgan Chase Bank	Wrapper Contract #ANAT0IL02, 4.46%	—
*Wells Fargo	Fixed Income Fund E	45,697,448
Monumental Life Insurance Co.	Wrapper Contract #MDA00877TR, 6.19%	49,509
*Wells Fargo	Fixed Income Fund F	23,501,891
Pacific Life Insurance Co.	Wrapper Contract #G-27344.01.0001, 4.55%	—
*Wells Fargo	Short Term Investment Fund	15,529,329
Various	Self-directed brokerage accounts	321,865
*Participant loans	Various maturities and interest rates ranging from 4.25% to 10.5%	27,072,927

		$680,443,281

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

June 25, 2010	/s/ Daniel L. Molinaro

Date	Daniel L. Molinaro
Member of the National Oilwell Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm